July 11, 2007

Mail Stop 4561

Mr. Edward L. Torres
Chief Executive Officer
Environmental Service Professionals, Inc.
1111 East Tahquitz Canyon Way
Suite 110
Palm Springs, CA        92262

Re:     Item 4.02 Form 8-K
        Filed July 6, 2007
        File No. 001-14244

Dear Mr. Torres:

        We have reviewed your Item 4.02 Form 8-K for compliance with the form
requirements and have the following comment.


1.  We note your disclosure; however, it is unclear if you were advised by or received
    notice from your independent accountant that disclosure should be made to
    prevent future reliance on its previously issued audit report.  If so, please amend
    your report to include all of the information required by Item 4.02(b) of Form 8-
    K, including disclosure of the following information:

- the date on which you were advised or notified that disclosure should be made or
  action taken to prevent future reliance on a previously issued audit report or
  completed interim review;
- identification of the financial statements that should no longer be relied upon;
- a brief description of the information provided by the accountant.; and
- a statement of whether the audit committee, or the board of directors in the
  absence of an audit committee, or authorized officer or officers, discussed with
  the independent accountant the matters disclosed in the filing pursuant to this Item
  4.02(b).

2. In addition, Item 4.02(c) of Form 8-K requires you provide the independent accountant with a copy of the disclosures you are making in response to Item 4.02(b), and request that your independent accountant furnish you as promptly as possible a letter stating whether your accountant agrees with the statements made by you in response to this Item 4.02(b) and, if not, stating the respects in which it does not agree; and

- amend your previously filed Form 8-K by filing your independent accountant's letter as an exhibit to the filed Form 8-K no later than two business day after you have received the letter.

3. If you were not advised by your independent accountant, please amend your report to include all of the information required by Item 4.02(a) of Form 8-K, including disclosure of the following information:

- the date of the conclusion regarding the non-reliance and an identification of the financial statements and years or periods covered that should no longer be relied upon;
- a brief description of the facts underlying the conclusion to the extent known to you at the time of filing; and
- a statement of whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer or officers, discussed with your independent accountant the matters disclosed in the filing pursuant to this Item 4.02(a).

4. Additionally, please tell us whether your officers have reconsidered the effectiveness of your disclosure controls and procedures as of December 31, 2006 in light of the restatement.

******

You should response to this comment on or before July 18, 2007.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

If you have any questions, please call me at (202) 551-3782.


Sincerely,


Jessica Barberich
Staff Accountant